Mail Stop 3561

December 9, 2009

Mr. Randolph L. Marten
Chief Executive Officer
Marten Transport Ltd.
129 Marten Street
Mondovi, WI 54755

Re: Marten Transport Ltd
Form 10-K for the year ended December 31, 2008
Filed March 13, 2009
File No. 0-15010

Dear Mr. Marten:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page31</u>

1. We note from the discussion in Item 7A that the company is subject to risks associated with changes in the price of diesel fuel and that significant increases in such costs could materially and adversely affect the Company's results of operations. In future filings, please revise to include the quantitative disclosures required about this market risk in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

<u>Critical Accounting Policies, page 28</u>

<u>Note 1. Summary of Significant Accounting Policies, page 38</u>

<u>Revenue Recognition</u>

2. In your business section on page 4 under the heading "Revenue Equipment", you indicate that 8% of your fleet is provided by independent contractors who own their own tractors and are responsible for all associated expenses, including financing costs, fuel, maintenance, insurance, and taxes. Please tell us and expand your disclosure in MD&A and the notes to your financial statements in future filings to clearly explain your accounting treatment for revenues and expenses associated with this portion of your fleet and explain how the treatment used complies with the guidance in EITF 99-19 or other applicable accounting literature.

3. Furthermore, we note from the disclosures in Note 11 that your logistics segment revenue is becoming an increasing part your business. We also note that this business is non-asset based resulting from services that involve arranging for another company to transport freight for your customers, while you retain the billing collection, and customer management responsibilities, similar to an agent. Supplementally advise us of how you account for revenues and related expenses incurred in connection with this business and explain how you considered the guidance in EITF 99-19 in determining whether to recognize revenues and related expense associated with your logistics business on a gross or net basis. As part of your response and your revised disclosures in MD&A and notes to your financial statements in future filings, you should explain in detail how you considered the various factors outlined in EITF 99-19 and how they support the treatment that is being used by the Company. We may have further comment upon reviewing your response and your proposed disclosures.

<u>Other</u>

4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information

required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: James J. Hinnendael, CFO
(715) 926-4530